

Mail Stop 3628

March 10, 2010

Via Facsimile (310.246.6779) and U.S. Mail

David J. Johnson Jr., Esq.
O'Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067

**RE: Conexant Systems, Inc.
Schedule TO-I
Filed March 3, 2010
File No. 005-56315**

Dear Mr. Johnson:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1.   Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a)(1) and (2) of Regulation M-A and has also provided in the Schedule TO, as opposed to the Offer to Purchase, the information required by Item 1010(a)(3). Please also provide in the Offer to Purchase the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's

website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-4(e)(3). In addition, while we note that the Company has provided in the Schedule TO itself the disclosure required by Item 1010(a)(3), as opposed to having incorporated such information by reference, it does not appear such information has been provided in the Offer to Purchase disseminated to security holders in accordance with Exchange Act Rule 13e-4(e)(1).

Offer to Purchase

Table of Contents, page iv

2.   We refer you to the first paragraph following the table of contents and the third paragraph on page 22. The disclosure here states that the Offer is not being made to, nor will Notes be accepted for purchase from or on behalf of, Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. As you are aware, Exchange Act Rule 14d-10(a)(1) requires that all Holders be permitted to participate in the Offer. This includes Holders located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude Holders in a U.S. state where the Company is prohibited from making the Offer, the exception is limited. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please revise or advise in your response letter as to your authority for excluding Holders not encompassed within Rule 14d-10(b)(2).

May the Offer be extended, amended or terminated and under what circumstances? page 2

3.   We refer you to the third bullet point in this section which suggests the Company may terminate the Offer "for any other reason in our sole discretion." Such a statement implies that the Company may conduct an illusory offer in potential contravention of Exchange Act Section 14(e). Please delete this statement. Please make corresponding revisions to page 15.

Conditions of the Offer, page 14

4.   We note the disclosure in the last paragraph of this section regarding the Company's commitment to promptly disclose that the Financing Condition has been satisfied, disseminate additional tender offer materials and extend the Offer to the extent required by Exchange Act Rule 13e-4(d)(2) and Rule 13e-4(e)(3). Please confirm in your response letter that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). Please also confirm whether the additional tender offer materials will contain the disclosure required by Item 1007 of Regulation M-A.

Conditions to the Offer, page 14

5.   The Company states in the first paragraph that it will not be obligated to accept for payment validly tendered Notes pursuant to the Offer and may terminate the Offer if, in the Company's reasonable judgment, any of the conditions described on pages 14 and 15 shall have occurred and be continuing on or after the date the Offer was commenced and before the Expiration Time. As the bidder, the Company has the right to waive any listed Offer condition. However, if a condition is triggered, the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to Holders. Please confirm the Company's understanding on both points in your response letter.

6.   We note the language in the second to last paragraph of this section, to the effect that "[i]f we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right." If an event triggers a listed Offer condition, and the Company determines to proceed with the Offer anyway, it has waived the Offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company should inform Holders how it intends to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

7.   We note language in the last sentence of the first whole paragraph following the bullet points on page 15 that any determination made by the Company concerning any event, development or circumstance described or referred to in preceding paragraphs will be final and binding on all parties. Please revise to state that security holders may challenge the Company's determinations in a court of competent jurisdiction. Please make corresponding revisions to those sections of the Offer to Purchase containing similar language.

8.   In the same paragraph, disclosure indicates that the Company will give oral or written notice of any amendment, non-acceptance, termination or waiver to the Information Agent as promptly as practicable, followed by a timely press release. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rule 13e-4(d)(2) and (e)(3). Please make corresponding revisions to those sections of the Offer to Purchase containing similar language.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions